October 21, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Michael Davis and Joe McCann

Re:	Trevi Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-260279

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trevi Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-260279), so that it may become effective at 4:00 p.m., Eastern Time, on October 25, 2021, or as soon as practicable thereafter.

Very truly yours, TREVI THERAPEUTICS, INC.

By:	/s/ Lisa Delfini
Name: Lisa Delfini
Title: Chief Financial Officer